[Letterhead of Pryor Cashman Sherman & Flynn LLP]

March 11, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	eLEC Communications Corp. Registration Statement on Form S-3 (Registration No. 333-65999)

Ladies and Gentlemen:

        We represent eLEC Communications Corp., formerly Sirco International Corp. (the “Company”). On October 22, 1998, the Company filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-3 (File No. 333-65999) (the “Registration Statement”) via the EDGAR electronic filing system. We were notified on Friday, October 23, 1998, that the Company was then not eligible to use Form S-3 due to late filings of certain reports filed under the Securities Exchange Act of 1934, as amended.

        Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, we hereby request on behalf of the Company, the withdrawal of the Registration Statement and the consent of the Commission to such withdrawal. The Registration Statement has not been declared effective, and no sales have been made under the Registration Statement.

        If you have any questions regarding this application for withdrawal, please contact the undersigned at (212) 326-0846.

Very truly yours, /s/ Eric M. Hellige Eric M. Hellige